UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K




              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000



            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ____________ to _______________

                          Commission file number 1-9148




     SAVINGS-INVESTMENT PLAN OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                            (Full title of the Plan)




                             THE PITTSTON COMPANY
         (Name of the issuer of securities held pursuant to the Plan)


                        P.O. BOX 18100
                      1801 BAYBERRY COURT
                      RICHMOND, VIRGINIA                23226-8100
                (Address of issuer's principal          (Zip Code)
                      executive offices)

                            SAVINGS-INVESTMENT PLAN
                 OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                        Financial Statements and Schedule

                           December 31, 2000 and 1999

                  (With Independent Auditors' Report Thereon)

                            SAVINGS-INVESTMENT PLAN
                 OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                  Index to Financial Statements and Schedule

                           December 31, 2000 and 1999



                                                              Pages
                                                              -----

Independent Auditors' Report                                    4

Statements of Net Assets Available for Benefits
  December 31, 2000 and 1999                                    5

Statements of Changes in Net Assets Available for Benefits for
  the Years Ended December 31, 2000 and 1999                    6

Notes to Financial Statements                                   7


                                                             Schedule
                                                             --------

Schedule of Assets Held (at End of Year)
  as of December 31, 2000                                        1


Other schedules not filed herewith are omitted because of the absence of conditions under which they are required.

                          INDEPENDENT AUDITORS' REPORT



The Compensation and Benefits Committee of
  the Board of Directors
The Pittston Company:

We have audited the accompanying statements of net assets available for benefits of the Savings-Investment Plan of The Pittston Company and its Subsidiaries (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) as of December 31, 2000 included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP
------------------
KPMG LLP
Richmond, Virginia

May 11, 2001



SAVINGS-INVESTMENT PLAN OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
Statements of Net Assets Available for Benefits


                                                               December 31
(In thousands)                                          2000              1999
------------------------------------------------------------------------------
Assets
  Investments (Note 8)
   Common stock                                 $     52,533            51,733
   Mutual funds                                      153,621           158,389
   Participant notes receivable                       12,831            13,224
------------------------------------------------------------------------------
Total investments                                    218,985           223,346

Receivables:
  Participant contributions                            1,485             1,378
  Employer contributions                                 560               650
  Interest                                                74                70
------------------------------------------------------------------------------
Total receivables                                      2,119             2,098
------------------------------------------------------------------------------
Total assets                                    $    221,104           225,444
------------------------------------------------------------------------------

Liabilities
Accrued liabilities                             $        359               195
------------------------------------------------------------------------------
Total liabilities                                        359               195
------------------------------------------------------------------------------

Net assets available for benefits
(includes benefits payable to participants:
  2000 - $2,831; 1999 - $4,833)                 $    220,745           225,249
------------------------------------------------------------------------------

See accompanying notes to financial statements.




SAVINGS-INVESTMENT PLAN OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES Statements of Changes in Net Assets Available for Benefits


                                                         Year Ended December 31
(In thousands)                                          2000              1999
------------------------------------------------------------------------------
Income:
  Dividends                                     $     13,173            10,200
  Interest                                               961               954

Net depreciation in fair value of
  investments (Note 8)                               (20,789)          (10,220)

Contributions:
  Participant                                         18,290            16,805
  Employer                                             8,993             8,815
  Rollover                                             1,052             1,350
------------------------------------------------------------------------------
Total additions                                 $     21,680            27,904
------------------------------------------------------------------------------

Distributions to participants
  or beneficiaries                              $     (26,184)         (25,078)
------------------------------------------------------------------------------
Net increase (decrease)                               (4,504)            2,826

Net assets available for benefits:
  Beginning of year                                   225,249          222,423
------------------------------------------------------------------------------
  End of year                                   $     220,745          225,249
------------------------------------------------------------------------------

See accompanying notes to financial statements.


                            SAVINGS-INVESTMENT PLAN
                 OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                          Notes to Financial Statements

                           December 31, 2000 and 1999


1.    Plan Information and Summary of Significant Accounting Policies

      Description of Plan
      -------------------
      The Savings-Investment Plan of The Pittston Company and Its Subsidiaries (the "Plan") is a voluntary defined contribution plan sponsored by The Pittston Company and participating subsidiaries (the "Company"). Employees of the Company who are not members of a collective bargaining unit (unless the collective bargaining agreement provides specifically for and the Administrative Committee has approved participation) are eligible to participate after six months of full time service in which they have at least 1,000 hours of service or at least 1,000 hours of service in any twelve month period. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and is a defined contribution plan.

      A participant may withdraw the following at any time without being suspended from the Plan:

      (a) All or a portion of Company matching contributions made prior to January 1, 1985;

      (b) All or a portion of after-tax contributions made prior to January 1, 1987; or

      (c)   Any rollover contributions.

      Any withdrawals of vested Company matching contributions made after January 1, 1985 require the employer to suspend making matching contributions on behalf of the participant for a period of six months.

      Because of the Plan's special income tax advantages, the Internal Revenue Service ("IRS") generally requires that pre-tax savings remain in the Plan while the participant is actively employed. However, there are currently two exceptions to this rule:

      (a) If the participant is age 59 1/2 or older, he or she may withdraw all or a portion of his or her pre-tax contributions, or

      (b) If the participant has a "financial hardship" (as that term is defined by IRS guidelines) it is possible to withdraw all or a portion of his or her pre-tax contributions in the Plan up to the amount needed to satisfy the hardship, regardless of age.

      The first exception results in a suspension of Company matching contributions for a period of six months. A hardship withdrawal results in a suspension of employee pretax contributions for twelve months.

      On December 6, 1999, the Company announced that its Board of Directors approved the elimination of the tracking stock capital structure by an exchange of all outstanding shares ("the Exchange") of Pittston BAX Group Common Stock ("BAX Stock") and Pittston Minerals Group Common Stock ("Minerals Stock") for shares of Pittston Brink's Group Common Stock ("Brink's Stock"). The Exchange took place on January 14, 2000 (the "Exchange Date"). On the Exchange Date, holders of BAX Stock received
      0.4848 shares of Brink's Stock for each share of their BAX Stock; and holders of

      Minerals Stock received 0.0817 shares of Brink's Stock for each share of Minerals Stock. The Exchange ratios for the BAX Stock and the Minerals Stock were calculated pursuant to the formula fixed and approved by shareholders of the Company at the creation of the three classes of tracking stock. The formula provided that shareholders of BAX Stock and Minerals Stock were entitled to receive Brink's Stock with a Fair Market Value equal to 115% of the Fair Market Value of BAX Stock and Minerals Stock, as applicable. The "Fair Market Value" of each class of common stock was determined by taking the average of the closing prices of that class of common stock on the New York Stock Exchange for the 10 trading days beginning 30 business days prior to the first public announcement of the exchange proposal, which occurred on December 6, 1999. From and after the Exchange Date, Brink's Stock is the only outstanding class of common stock of the Company and continues to trade under the symbol "PZB". Shares of Brink's Stock after the Exchange are referred to as "Pittston Common Stock".

      Pursuant to the Exchange, the Plan was amended to provide that all future Company matching contributions will be used to purchase Pittston Common Stock and that all shares of BAX Stock and Minerals Stock held in the Plan would be converted to shares of Pittston Common Stock pursuant to the provisions of the Exchange.

      Basis of Presentation
      ---------------------
      The accompanying financial statements have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those assets at fair values. The fair value of Pittston Common Stock and mutual fund investments is determined by using quoted market prices. Participant notes receivable are valued at cost which approximates fair value. The cost of securities sold is determined principally on the basis of specific identification. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefits are recorded when paid.

      Use of Estimates
      ----------------
      In accordance with accounting principles generally accepted in the United States of America, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ materially from those estimates.

      Vesting Policy
      --------------
      A participant is 100% vested in the market value of his or her pre-tax contributions. Vesting in the Company matching contributions is based on years of service as follows:

                        Less than 3 years                    None
                        3 but less than 4 years               50%
                        4 but less than 5 years               75%
                        5 or more years                      100%

      If a participant ends his or her employment with the Company and is subsequently rehired, his or her prior service with the Company is counted for vesting purposes. Once a participant reaches normal retirement age, he or she is 100% vested in Company matching contributions regardless of years of service.

      Forfeitures, the nonvested portion of a participant's account upon withdrawal from the Plan, are used to offset future contributions of the Company to the Plan. Employer contributions receivable on the Statements of Net Assets Available for Benefits are net of forfeitures equal to $249,233 and $90,418 at December 31, 2000 and 1999, respectively. Also, in 2000 and 1999, employer contributions on the Statement of Changes in Net Assets Available for Benefits were reduced by $614,081 and $418,139, respectively from forfeited non-vested accounts.

      Plan Termination
      ----------------
      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.    Participant Notes Receivable

      Participants can borrow, in exchange for a promissory note, up to the lesser of $50,000 or 50% of their aggregate vested account balance in the Plan, including rollovers, subject to certain maximum limits designated by the IRS. Each note is secured by a pledge of the participant account balance in the Plan to the extent of the unpaid balance. The interest rate charged is generally equal to the prime interest rate plus 1%. Repayments are made through level monthly payroll deductions. The term of a loan cannot exceed 4 1/2 years for general purpose loans and 15 years for principal residence loans.

3.    Contributions

      Each participant could designate a basic contribution of up to the lesser of $10,500 and $10,000 or 15% of pre-tax earnings during 2000 and 1999, subject to limitations under IRS non-discrimination tests. For purposes of determining Plan contributions, earnings are defined as regular pay including commissions and bonuses, but excluding overtime, premium pay and allowances. Employee contributions may be divided among investment funds, in multiples of 1%, based upon the participant's election. Participants have the option to change their contribution percentages on a bi-monthly basis.

      During 2000 and 1999, participant contributions to the Plan could be invested in one of twelve T. Rowe Price investment funds. During 2000, the Plan also permitted participants to invest their own contributions in Pittston Common Stock. During 1999, the Plan permitted participants to invest their own contributions in Brink's Stock, BAX Stock and Minerals Stock. See also Note 8 below.

      From time to time, some of the available monies in each of the funds is invested in short-term investments to provide liquidity for making loans and distributing funds to participants.

      Participant contributions up to 5% of pre-tax earnings were matched by the Company at rates ranging from 50% to 100% in 2000 and 1999. Participants who were employees of the following wholly-owned subsidiaries of the Company were matched at the following rates in 2000 and 1999:

            Brink's, Incorporated                           100%
            Brink's Home Security                           75%
            BAX Global Inc.                                 75%
            Air Transport International, LLC                50%
            Pittston Coal Company                           50%
            Pittston Minerals Ventures                      50%

      Employees of Pittston Administrative Services and The Pittston Company were matched at a rate of 100% in 2000 and 1999. The Company may adjust the rate at which contributions are matched.

      During 2000, Company matching contributions were used to purchase Pittston Common Stock. During 1999, Company matching contributions were used to purchase Brink's Stock, BAX Stock or Minerals Stock depending on whether a participant was employed by one of the companies in the Brink's Group, BAX Group or Minerals Group, respectively. During 1999, Company matching contributions for those participants not employed by a specific subsidiary of the Company were allocated among Brink's Stock, BAX Stock and Minerals Stock based upon the proportion that the total fair value of each stock at the previous year end bore to the total combined fair value of these three stocks.

4.    Distributions

      Upon leaving the Company for any reason and after a formal disbursement request is made by the participant, the full fair value of an employee's contributions and related investment income and all vested Company matching contributions and related investment income will be distributed in cash, except payouts from the Company stock funds which will be made in shares of the Company's stock unless cash payment is specifically requested. The value of any fractional shares will be distributed in cash. Additionally, if a participant's employment with the Company terminates and he or she has a vested account balance of more than $5,000, he or she may (1) elect to leave all of his or her contributions and related investment income and the vested portion of Company contributions and related investment income in the Plan for an unlimited period of time, or
      (2) make an irrevocable election to receive the payout in installments for a period of up to five years. Participants who retire on their normal retirement date may elect to defer distribution until the later of age 70 1/2 or their retirement date.

5.    Administration

      Substantially all costs incurred in the administration of the Plan are paid by the Company. The balance of such costs, if any, is paid by the Plan. The Plan did not incur any costs during the year ended December 31, 2000 or 1999.

6.    Related Party Transactions

      Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the Trustee. Additionally, the Plan invests in shares of Company common stock. Such transactions are deemed to be party-in-interest transactions.

7.    Federal Income Taxes

      The Plan obtained its latest determination letter on March 24, 1998, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with Section 401(a) of the Internal Revenue Code ("IRC") and accordingly, the Plan is exempt from income tax under Section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.    Investments

      During 2000 and 1999, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:



                                                       Year Ended December 31
                                                           2000          1999
      -------------------------------------------------------------------------
                                                            (In thousands)
      Investments at fair value
        as determined by quoted market prices:
         Mutual funds                              $    (17,035)        6,221
         Common stocks                                   (3,754)      (16,441)
      -------------------------------------------------------------------------
                                                   $    (20,789)      (10,220)
      -------------------------------------------------------------------------





      Investments at fair value which represent 5% or more of the net assets available for plan benefits are as follows:

                                                               December 31
                                                           2000          1999
      -------------------------------------------------------------------------
                                                             (In thousands)
      Investment:
      Pittston Common Stock (a)                         $52,533        36,225
      Pittston BAX Group Common Stock (b)                     -        13,426
      T. Rowe Price Stable Value Fund                    51,367        53,451
      T. Rowe Price Equity Index Fund                    22,505        25,636
      T. Rowe Price New America Growth Fund              25,621        31,665
      T. Rowe Price Personal Strategy Balanced Fund      18,742        20,033
      Participant notes receivable                       12,831        13,224
      -------------------------------------------------------------------------


      (a) Includes nonparticipant-directed investments (employer contributions) of $48,673 in 2000 and former Pittston Brink's Group Common Stock nonparticipant-directed investments (employer contributions) of $33,287 in 1999.
      (b) Includes nonparticipant-directed investments (employer contributions) of $11,941 in 1999.


9.    Nonparticipant-Directed Investments

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                              December 31
                                                           2000          1999
      -------------------------------------------------------------------------
                                                              (In thousands)
      Net Assets:
        Common stock                               $     48,516        47,096
        Employer contributions receivable                   560           650
      -------------------------------------------------------------------------
                                                   $     49,076        47,746
      -------------------------------------------------------------------------


                                                       Year Ended December 31
                                                           2000          1999
      -------------------------------------------------------------------------
                                                             (In thousands)
      Changes in Net Assets:
        Contributions                              $      8,993         8,815
        Dividends                                           229           412
        Net depreciation                                 (3,259)      (15,214)
        Distributions to participants
         or beneficiaries                                (3,742)       (4,988)
        Transfers to participant-directed
         investments                                       (891)         (915)
      -------------------------------------------------------------------------
                                                   $      1,330       (11,890)
      -------------------------------------------------------------------------


10.   Reconciliation to Form 5500

      The Form 5500 for the Plan includes a liability for benefits payable in the statements of net assets available for benefits for the years ended December 31, 2000 and 1999. The accompanying financial statements disclose this liability parenthetically on the statements of net assets available for benefits. In addition, the 2000 and 1999 Form 5500 for the Plan reflects a reduction in net assets for deemed distributions of participant loans in the statements of net assets available for benefits for the year ended December 31, 2000 and December 31, 1999, respectively. The accompanying financial statements do not include this reduction as the participants to which the deemed distributions relate continue to retain their net assets within the Plan. The following reconciles net assets available for benefits and benefits paid to participants from the Form 5500 to the Plan financial statements:


                                                               December 31
                                                           2000          1999
      -------------------------------------------------------------------------
                                                             (In thousands)
      Net assets available for benefits
        per the Form 5500                               $217,856      220,341
      Current year deemed distributions (a)                  58            75
      Benefits payable to participants at end of year     2,831         4,833
      -------------------------------------------------------------------------
      Net assets available for benefits
        per the Statements of Net Assets
        Available for Benefits                          $220,745      225,249
      -------------------------------------------------------------------------



                                                       Year Ended December 31
                                                           2000          1999
      -------------------------------------------------------------------------
                                                             (In thousands)
      Distributions to participants per the
        Form 5500                                       $24,240        24,925
      Deemed distributions of participant loans (a)         (58)          (75)
      Benefits payable to participants at
        beginning of year                                 4,833         5,061
      Benefits payable to participants at
        end of year                                      (2,831)       (4,833)
      -------------------------------------------------------------------------
      Distributions paid to participants per the
        Statements of Changes in Net Assets
        Available for Benefits                          $26,184        25,078
      -------------------------------------------------------------------------


      (a) Deemed distributions for 1999 include amounts from current and prior years.

                                                                                                                         Schedule 1
                                             SAVINGS-INVESTMENT PLAN
                                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                                    Schedule of Assets Held (at End of Year)
                                             As of December 31, 2000
                                      (In thousands, except share amounts)

Identity of Issue, Borrower,  Description of Investment Including Maturity Date,                     Cost                   Current
Lessor or Similar Party       Rate of Interest, Collateral, Par or Maturity Value      (non-participant directed only)       Value
-----------------------------------------------------------------------------------------------------------------------------------


The Pittston Company*      2,643,172 shares Pittston Common Stock; $1 par value              $     48,673                   52,533

T. Rowe Price*             51,366,526 shares in the Stable Value Fund                                                       51,367

T. Rowe Price*             99,326 shares in the Spectrum Income Fund                                                         1,070

T. Rowe Price*             225,596 shares in the Equity Income Fund                                                          5,565

T. Rowe Price*             633,952 shares in the Equity Index Fund                                                          22,505

T. Rowe Price*             319,263 shares in the International Stock Fund                                                    4,636

T. Rowe Price*             139,860 shares in the Small Cap Value Fund                                                        2,677

T. Rowe Price*             715,397 shares in the New America Growth Fund                                                    25,621

T. Rowe Price*             355,002 shares in the New Horizons Fund                                                           8,481

T. Rowe Price*             151,174 shares in the Personal Strategy Income Fund                                               1,992

T. Rowe Price*             1,177,285 shares in the Personal Strategy Balanced Fund                                          18,742

T. Rowe Price*             268,551 shares in the Personal Strategy Growth Fund                                               5,089

T. Rowe Price*             165,208 shares in the Science & Technology Fund                                                   5,876

Participant notes
receivable                 Participant notes receivable at interest rates ranging from 6.8% to
                           11%, maturities not to exceed 41/2years for general purpose and
                           15 years for principal residence                                                                 12,831
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     $     218,985
-----------------------------------------------------------------------------------------------------------------------------------


The cost of participant-directed investments is not required. Number of shares and current value of Pittston Common Stock include both participant and nonparticipant-directed investments.
*Indicates a party-in-interest investment.
See accompanying independent auditor's report.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           Savings-Investment Plan
                                           of The Pittston Company
                                               and Its Subsidiaries
                                       ---------------------------------
                                                (Name of Plan)



                                               /s/ Frank T. Lennon
                                         --------------------------
                                              (Frank T. Lennon
                                       Vice President-Human Resources
                                             And Administration)

Date: June 21, 2001

                         CONSENT OF INDEPENDENT AUDITORS



We consent to incorporation by reference in the registration statements (Nos. 333-02219 and 333-78633) on Forms S-8 of The Pittston Company of our report dated May 11, 2001, relating to the statements of net assets available for benefits of the Savings-Investment Plan of The Pittston Company and its Subsidiaries as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2000 Annual Report on Form 11-K of the Savings-Investment Plan of The Pittston Company and its Subsidiaries.




/s/ KPMG LLP
------------------
KPMG LLP
Richmond, Virginia

June 21, 2001